SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Bank Operating Results for the Month Ended March 31, 2002

On April 18, 2002, Kookmin Bank has released earnings for the first quarter of 2002. The following is the copy of press release.

Press release

Kookmin Bank presents the bottom-line results for the month ended March 31, 2002 as follows:

- In the first quarter 2002, the net income rose 43.4% yoy (pro forma net income of 468.8 billion Won for the first quarter 2001) to 672.2 billion Won.
- Income before provisions is up 14.5% yoy (pro forma income before provisions of 1,043.9 billion Won in the first quarter of 2001) to 1,195.6 billion Won.
- Interest income and non-interest income were reported at 1,043.0 billion Won and 688.8 billion Won, respectively.
- Loan loss provision for the quarter was 219.9 billion Won.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 19, 2002

By:
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer